SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name:  Federated Trade Finance Income Fund

Address of Principal Business Office:

4000 Ericsson Drive,
Warrendale, Pennsylvania 15086-7561

Telephone Number:  (412) 288-1900

Name and address of agent for service of process:

Peter J. Germain
Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA  15222-3779

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]   NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Pittsburgh and the Commonwealth of Pennsylvania on the 12th of August, 2010.

FEDERATED TRADE FINANCE INCOME FUND
By:	/s/ J. Christopher Donahue
J. Christopher Donahue President

Attest:	/s/Gregory P. Dulski Gregory P. Dulski Assistant Secretary